Exhibit 99.1

SciSparc completes the sale of a 49% interest in its Subsidiary that owns Wellution for $3 million

Upon the closing which occurred on March 22, 2023, the purchase price was adjusted from $2.5 million and increased to approximately $3 million.

TEL AVIV, Israel, March 28, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced the closing of the definitive agreements for the sale of approximately a 49% equity interest in its wholly owned subsidiary, SciSparc Nutraceuticals Inc. (the “Subsidiary”), which owns WellutionTM, a top-selling Amazon.com Marketplace brand, to Jeffs’ Brands Holdings Inc., a wholly-owned subsidiary of Jeffs’ Brands Ltd. (“Jeffs’ Brands”)(Nasdaq: JFBR), a data-driven e-commerce company operating on Amazon, for $2.5 million in cash and additional deferred cash payments of approximately $489,330 accounting for price adjustments related to inventory and working capital, which will be paid in five equal monthly installments beginning in May 2023 (the “Price Adjustment”), pursuant to the stock purchase agreement dated February 23, 2023 by and between Jeffs’ Brands, Jeffs’ Brands Holdings Inc. and SciSparc. As collateral for the payment in full of the Price Adjustment, SciSparc will hold back such number of shares of common stock of its Subsidiary, equal to the outstanding due amount of the Price Adjustment.

In addition, in connection with the closing, SciSparc and Jeffs’ Brands, will undertake a mutual share exchange in the amount of $288,238 of ordinary shares from each of SciSparc and Jeffs’ Brands.

The number of shares in the share exchange was calculated based on the average closing price of the relevant company’s shares for 30 consecutive trading days ending on the third trading day immediately prior to the closing. Accordingly, SciSparc will acquire 247,415 ordinary shares of Jeffs’ Brands and Jeffs’ Brands will acquire 360,297 ordinary shares of SciSparc having an aggregate value of $288,238, which was adjusted from $300,000 according to the 4.99% ownership limit included in the definitive agreements (the “Exchange Shares”). Following the closing of the transaction which included an equity conversion of financing amounts previously provided to the Subsidiary by SciSparc, and upon satisfaction of the payment in full by Jeffs’ Brands of the Price Adjustment amount, SciSparc will hold approximately 51% of the Subsidiary.

As part of the definitive agreements, at the closing, Jeffs’ Brands and the Subsidiary entered into a consulting agreement by which Jeffs’ Brands will provide management services for Wellution for a monthly fee of $20,000; in addition, Jeffs’ Brands  will receive a signing bonus of $51,000. The consulting agreement is for an undefined period and may be terminated by either party with 30-days’ advance notice.

Wellution™ sells dozens of hemp-based, top-ranked products, including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, and anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States.

Wellution™ offers eight variations of natural hemp candy supplements under two parent Amazon Standard Identification Numbers (“ASIN”) on Amazon that are differentiated by their hemp oil potency. The leading parent ASIN, that was launched in 2019, has received over 26,500 reviews and is consistently ranked as the #1 best seller in the category. In total, the brand has approximately 40,000 product reviews, most of which are 4 and 5-star reviews.

Mr. Oz Adler, the Chief Executive Officer and the Chief Financial Officer of the Company, is the Chairman of the board of directors of Jeffs’ Brands. The Chairman of the Company, Mr. Amitay Weiss, and Mr. Moshe Revach are members of the board of directors of both SciSparc and Jeffs’ Brands.

Neither the Subsidiary’s shares nor the Exchange Shares have been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any states’ securities laws and may not be offered or sold in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus. The Company also owns a controlling interest in the Subsidiary, whose business focusses on the sale of hemp-based products on the Amazon.com marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the future cash payments of the Price Adjustments and the completion of the mutual share exchange. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055